SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13G/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13-d(1)(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2) (1)


                    First Horizon Pharmaceutical Corporation
                  ---------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                  ---------------------------------------------
                         (Title and Class of Securities)


                                   320 51K 106
                  ---------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  | | Rule 13d-1(b)

                  | | Rule 13d-1(c)

                  |X| Rule 13d-1(d)




     ----------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 320 51K 106                       13G/A                   Page 2 of 10
          -----------

(l)  Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

     John N. Kapoor, Ph.D.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)           x      .
         -----------------
     (b)                  .
         -----------------
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of            (5)      Sole Voting Power              9,017,311 (1)
Shares               -----------------------------------------------------------
Beneficially         (6)      Shared Voting Power            0
Owned by             -----------------------------------------------------------
Each                 (7)      Sole Dispositive Power         9,017,311 (1)
Reporting            -----------------------------------------------------------
Person With          (8)      Shared Dispositive Power       0
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     9,017,311 (1)
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   X  .
                                                                          -----
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9

     33.3%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     IN
--------------------------------------------------------------------------------

CUSIP NO. 320 51K 106                       13G/A                   Page 3 of 10
          -----------

     (1) Includes 7,753,190 shares held by Kapoor Pharma Investments, L.P., a limited partnership (the "Partnership"). E.J. Financial Enterprises, Inc. is the managing general partner of the Partnership and Mr. Kapoor is the sole stockholder of E.J. Financial Enterprises. The limited partnership interests of the Partnership are held by various family trusts. Includes 1,264,121 shares held by John N. Kapoor Trust dtd 9/20/89, of which Mr. Kapoor is the sole trustee and sole beneficiary. Excludes 155,480 shares held by family trusts of which Mr. Kapoor's spouse is the sole trustee. All share amounts have been adjusted to reflect a three-for-two stock split which was effective on September 24, 2001.

CUSIP NO. 320 51K 106                       13G/A                   Page 4 of 10
          -----------

(l)  Names of  Reporting  Persons
     I.R.S.  Identification  No. of Above  Persons (Entities Only)

     Kapoor Pharma Investments, L.P.
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)         x        .
         ------------------
     (b)                  .
         ------------------
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of            (5)      Sole Voting Power                   7,753,190 (2)
Shares               -----------------------------------------------------------
Beneficially         (6)      Shared Voting Power                 0
Owned by             -----------------------------------------------------------
Each                 (7)      Sole Dispositive Power              7,753,190 (2)
Reporting            -----------------------------------------------------------
Person With          (8)      Shared Dispositive Power   0
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,753,190 (2)
--------------------------------------------------------------------------------

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares      .
                                                                          -----
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9

     28.7%
--------------------------------------------------------------------------------
(12) Type of Reporting Person

     PN
--------------------------------------------------------------------------------

CUSIP NO. 320 51K 106                       13G/A                   Page 5 of 10
          -----------

     (2) E.J. Financial Enterprises, Inc. is the managing general partner of the Kapoor Pharma Investments, L.P. (the "Partnership") and Mr. Kapoor is the sole stockholder of E.J. Financial Enterprises. The limited partnership interests of the Partnership are held by various family trusts. All share amounts have been adjusted to reflect a three-for-two stock split which was effective on September 24, 2001.

CUSIP NO. 320 51K 106                       13G/A                   Page 6 of 10
          -----------

(l)  Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

     John N. Kapoor Trust dtd 9/20/89
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)       x      .
          ------------
     (b)              .
          ------------
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of            (5)      Sole Voting Power               1,264,121 (3)
Shares               -----------------------------------------------------------
Beneficially         (6)      Shared Voting Power             0
Owned by             -----------------------------------------------------------
Each                 (7)      Sole Dispositive Power          1,264,121 (3)
Reporting            -----------------------------------------------------------
Person With          (8)      Shared Dispositive Power        0
--------------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,264,121 (3)
--------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares      .
                                                                         ------
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9

     4.7%
--------------------------------------------------------------------------------

(12) Type of Reporting Person

     OO
--------------------------------------------------------------------------------

     (3) Mr. Kapoor is the sole trustee and sole beneficiary of the John N. Kapoor Trust dtd 9/20/89 (the "Trust"). The Trust disclaims shares beneficially owned by Mr. Kapoor and the Partnership. All share amounts have been adjusted to reflect a three-for-two stock split which was effective on September 24, 2001.

CUSIP NO. 320 51K 106                       13G/A                   Page 7 of 10
          -----------

Item l(a).  Name of Issuer:

     First Horizon Pharmaceutical Corporation

Item l(b).  Address of Issuer's Principal Executive Offices:

     660 Hembree Parkway, Suite 106
     Roswell, GA 30076

Item 2(a).  Name of Person Filing:

     See item (l) of the cover pages

Item 2(b).  Address of Principal Business Office:

     The principal business office for both reporting persons is 225 East Deerpath, Suite 250, Lake Forest, IL 60045

Item 2(c).  Citizenship:

     See item (4) of cover pages

Item 2(d).  Title of Class of Securities:

     Common Stock, $0.01 Par Value

Item 2(e).  CUSIP Number:

     320 51K 106

Item 3. If this  statement is filed  pursuant to Rule  13-d(1)(b) or 13d-2(b) or
     (c), check whether the person filing is a:

     Not applicable

Item 4.  Ownership.

     John N. Kapoor is the President and sole stockholder of EJ Financial Enterprises, Inc. which is the managing general partner of Kapoor - Pharma
Investments, L.P. As such, the ownership interest of both John N. Kapoor and Kapoor-Pharma Investments, L.P. is as follows:

     (a) Amount beneficially owned:

          See item (9) of cover pages

CUSIP NO. 320 51K 106                       13G/A                   Page 8 of 10
          -----------

     (b) Percent of Class:

          See item (11) of cover pages

     (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                See item (5) of cover pages

          (ii)  shared power to vote or to direct the vote:

                See item (6) of cover pages

          (iii) sole power to dispose or to direct the disposition of:

                See item (7) of cover pages

          (iv)  shared power to dispose or to direct the disposition of:

                See item (8) of cover pages

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

     John N. Kapoor  ("Kapoor") is the sole trustee and  beneficiary of the John
N. Kapoor Trust dtd 9/20/89 (the "Trust") as well as the sole stock holder of E.J. Financial Enterprises. Kapoor Pharma Investments, L.P. (the "Partnership") is a limited partnership organized under the laws of Delaware. E.J. Financial Enterprises, Inc. is the managing general partner of the Partnership. The limited partnership interests of the Partnership are held by various family trusts. The Trust disclaims shares beneficially owned by Kapoor and the Partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person:

         Not applicable

Item 8.  Identification and Classification of Members of the Group:

     The members of the group filing this Schedule 13G/A are John N. Kapoor, Kapoor-Pharma Investments, L.P. and John N. Kapoor Trust dtd 9/20/89.

CUSIP NO. 320 51K 106                       13G/A                   Page 9 of 10
          -----------

Item 9.  Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

         Not applicable

CUSIP NO. 320 51K 106                       13G/A                  Page 10 of 10
          -----------

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2002
                                        ________________________________________
                                                       (Date)

                                        /s/ John N. Kapoor
                                        ________________________________________
                                                     (Signature)


                                        John N. Kapoor, Ph.D.
                                        ________________________________________
                                                     (Name/Title)



                                        February 14, 2002
                                        ________________________________________
                                                       (Date)

                                        /s/ John N. Kapoor
                                        ________________________________________
                                                     (Signature)

                                       John  N.  Kapoor,  Ph.D.,  President,  EJ
                                       Financial  Enterprises, Inc., as Managing
                                       General    Partner    of    Kapoor-Pharma
                                       Investments,  L.P.
                                       _________________________________________
                                                     (Name/Title)



                                        February 14, 2002
                                        ________________________________________
                                                       (Date)

                                        /s/ John N. Kapoor
                                        ________________________________________
                                                     (Signature)

                                       John N. Kapoor, Ph.D., Trustee,  John  N.
                                       Kapoor Trust dtd 9/20/89
                                       _________________________________________
                                                     (Name/Title)


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